Exhibit 99.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands)

	April 3,	January 2,
	2021	2021
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$359,741	$418,181
Accounts receivable, net	250,058	254,696
Costs and estimated earnings in excess of billings	17,124	8,666
Inventories	210,934	200,308
Other current assets	20,578	11,428
Total current assets	858,435	893,279
Property, plant and equipment, less accumulated depreciation, depletion and amortization (April 3, 2021 - $1,170,071 and January 2, 2021 - $1,132,925)	1,897,117	1,850,169
Goodwill	1,202,426	1,202,291
Intangible assets, less accumulated amortization (April 3, 2021 - $12,502 and January 2, 2021 - $11,864)	71,486	47,852
Operating lease right-of-use assets	28,796	28,543
Other assets	53,432	55,000
Total assets	$4,111,692	$4,077,134
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$6,354	$6,354
Current portion of acquisition-related liabilities	13,372	7,827
Accounts payable	150,854	121,422
Accrued expenses	130,568	160,801
Current operating lease liabilities	7,480	8,188
Billings in excess of costs and estimated earnings	13,930	16,499
Total current liabilities	322,558	321,091
Long-term debt	1,891,522	1,892,347
Acquisition-related liabilities	31,015	12,246
Noncurrent operating lease liabilities	22,246	21,500
Other noncurrent liabilities	188,880	167,182
Total liabilities	2,456,221	2,414,366
Commitments and contingencies (see note 11)
Members' equity	1,477,578	1,459,211
Accumulated earnings	194,350	222,140
Accumulated other comprehensive loss	(16,457)	(18,583)
Total members' interest	1,655,471	1,662,768
Total liabilities and members' interest	$4,111,692	$4,077,134

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Operations
(In thousands)

	Three months ended
	April 3, 2021	March 28, 2020
Revenue:
Product	$354,234	$305,307
Service	44,247	37,099
Net revenue	398,481	342,406
Delivery and subcontract revenue	29,363	24,784
Total revenue	427,844	367,190
Cost of revenue (excluding items shown separately below):
Product	277,134	254,055
Service	40,197	38,524
Net cost of revenue	317,331	292,579
Delivery and subcontract cost	29,363	24,784
Total cost of revenue	346,694	317,363
General and administrative expenses	51,642	41,686
Depreciation, depletion, amortization and accretion	56,336	51,778
Gain on sale of property, plant and equipment	(1,769)	(1,917)
Operating loss	(25,059)	(41,720)
Interest expense	24,124	27,700
Gain on sale of business	(15,668)	—
Other (income) loss, net	(4,889)	89
Loss from operations before taxes	(28,626)	(69,509)
Income tax benefit	(836)	(5,884)
Net loss attributable to Summit LLC	$(27,790)	$(63,625)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Comprehensive Income
(In thousands)

	Three months ended
	April 3, 2021	March 28, 2020
Net loss	$(27,790)	$(63,625)
Other comprehensive income (loss):
Foreign currency translation adjustment	2,126	(8,359)
Other comprehensive income (loss)	2,126	(8,359)
Comprehensive loss attributable to Summit LLC	$(25,664)	$(71,984)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Three months ended
	April 3, 2021	March 28, 2020
Cash flow from operating activities:
Net loss	$(27,790)	$(63,625)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation, depletion, amortization and accretion	59,045	55,160
Share-based compensation expense	5,363	4,905
Net gain on asset and business disposals	(15,964)	(1,933)
Change in deferred tax asset, net	(1,386)	(6,184)
Other	483	1,611
Decrease (increase) in operating assets, net of acquisitions and dispositions:
Accounts receivable, net	4,946	19,939
Inventories	(15,412)	(26,979)
Costs and estimated earnings in excess of billings	(8,442)	1,710
Other current assets	(9,209)	(2,519)
Other assets	2,504	5,543
(Decrease) increase in operating liabilities, net of acquisitions and dispositions:
Accounts payable	14,518	(2,712)
Accrued expenses	(24,130)	(20,776)
Billings in excess of costs and estimated earnings	(2,578)	245
Other liabilities	(3,266)	(3,316)
Net cash used in operating activities	(21,318)	(38,931)
Cash flow from investing activities:
Purchases of property, plant and equipment	(69,757)	(61,829)
Proceeds from the sale of property, plant and equipment	2,663	3,160
Proceeds from sale of business	33,077	—
Other	(483)	1,801
Net cash used in investing activities	(34,500)	(56,868)
Cash flow from financing activities:
Capital contributions by member	15,920	310
Payments on debt	(10,170)	(5,493)
Payments on acquisition-related liabilities	(5,596)	(7,015)
Distributions	(2,500)	(2,500)
Other	(416)	(908)
Net cash used in financing activities	(2,762)	(15,606)
Impact of foreign currency on cash	140	(800)
Net decrease in cash	(58,440)	(112,205)
Cash and cash equivalents – beginning of period	418,181	311,319
Cash and cash equivalents – end of period	$359,741	$199,114

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Changes in Members' Interest
(In thousands)

	Total Members' Interest
			Accumulated
			other	Total
	Members'	Accumulated	comprehensive	members'
	equity	earnings	loss	interest
Balance — January 2, 2021	$1,459,211	$222,140	$(18,583)	$1,662,768
Net contributed capital	15,920	—	—	15,920
Net loss	—	(27,790)	—	(27,790)
Other comprehensive income	—	—	2,126	2,126
Distributions	(2,500)	—	—	(2,500)
Share-based compensation	5,363	—	—	5,363
Shares redeemed to settle taxes and other	(416)	—	—	(416)
Balance — April 3, 2021	$1,477,578	$194,350	$(16,457)	$1,655,471

Balance — December 28, 2019	$1,432,718	$101,403	$(20,971)	$1,513,150
Net contributed capital	310	—	—	310
Net loss	—	(63,625)	—	(63,625)
Other comprehensive income	—	—	(8,359)	(8,359)
Distributions	(2,500)	—	—	(2,500)
Share-based compensation	4,905	—	—	4,905
Shares redeemed to settle taxes and other	(908)	—	—	(908)
Balance — March 28, 2020	$1,434,525	$37,778	$(29,330)	$1,442,973

See notes to unaudited consolidated financial statements

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands)

1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, “Summit,” “we,” “us,” “our” or the “Company”) is a vertically-integrated construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s construction materials, products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions, weather conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) consummated in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended January 2, 2021. The Company continues to follow the accounting policies set forth in those audited consolidated financial statements.

Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of April 3, 2021, the results of operations for the three months ended April 3, 2021 and March 28, 2020 and cash flows for the three months ended April 3, 2021 and March 28, 2020.

Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 21 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Utah, Kansas and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in the three months ended April 3, 2021 or March 28, 2020.

Revenue Recognition—We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products, and from the provision of services, which are primarily paving and related services.

Products: Revenue for product sales is recognized when evidence of an arrangement exists and when control passes, which generally is when the product is shipped.

Services: We earn revenue from the provision of services, which are primarily paving and related services, which are typically calculated using monthly progress based on the percentage of completion or a customer’s engineer review of progress.

The majority of our construction service contracts are completed within one year, but may occasionally extend beyond this time frame. The majority of our construction service contracts are for work that occurs mostly during the spring, summer and fall. We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion.

The percentage of completion method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes.

Prior Period Reclassifications—Beginning in the first quarter of 2021, we have reclassified $31.2 million of fixed overhead expenses related to production activities from general and administrative expenses to cost of revenue for the three months ended March 28, 2020 to conform to the current year presentation. In addition, we reclassified $1.9 million of gain on sale of property, plant and equipment from general and administrative expenses to a separate line item included within operating loss, also to conform to the current year presentation. Lastly, we reclassified $0.8 million of transaction costs from its own line item within operating loss into general and administrative expenses for the three months ended March 28, 2020 to conform to the current year presentation. We believe these reclassifications enhance the comparability of our financial statements to others in the industry and had no impact on previously reported operating income or Adjusted EBITDA.

New Accounting Standards—In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which reduces the accounting complexity of implementing a cloud computing service arrangement. The ASU aligns the capitalization of implementation costs among hosting arrangements and costs incurred to develop internal-use software. We adopted this ASU in the first quarter of 2020 and the adoption of this ASU did not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-14, Compensation-Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20): Disclosure Framework Changes to The Disclosure Requirements for Defined Benefits Plans, which modifies the disclosure requirements of employer-sponsored defined benefit and other postretirement benefits plans. The ASU is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. We adopted this ASU in the fourth quarter of 2020 and the adoption of this ASU did not have a material impact on the consolidated financial statements.

2. ACQUISITIONS, DISPOSITIONS, GOODWILL AND INTANGIBLES

The Company has completed numerous acquisitions since its formation, which have been financed through a combination of debt and equity funding and available cash. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value. Goodwill acquired during a business combination has an indefinite life and is not amortized.

Changes in the carrying amount of goodwill, by reportable segment, from January 2, 2021 to April 3, 2021 are summarized as follows:

	West	East	Cement	Total
Balance—January 2, 2021	$587,209	$410,426	$204,656	$1,202,291
Acquisitions (dispositions) (1)	—	(670)	—	(670)
Foreign currency translation adjustments	805	—	—	805
Balance—April 3, 2021	$588,014	$409,756	$204,656	$1,202,426
_______________________________________________________________________
(1) Reflects goodwill from acquisitions and dispositions completed during the three months ended April 3, 2021 and working capital adjustments from prior year acquisitions.

The Company’s intangible assets subject to amortization are primarily composed of operating permits, mineral lease agreements and reserve rights. Operating permits relate to permitting and zoning rights acquired outside of a business combination. The assets related to mineral lease agreements reflect the submarket royalty rates paid under agreements, primarily for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but does not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases or permits. The following table shows intangible assets by type and in total:

	April 3, 2021			January 2, 2021
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Operating permits	$33,671	$(1,553)	$32,118	$33,671	$(1,207)	$32,464
Mineral leases	19,225	(7,857)	11,368	19,225	(7,571)	11,654
Reserve rights	25,586	(2,710)	22,876	6,234	(2,504)	3,730
Other	5,506	(382)	5,124	586	(582)	4
Total intangible assets	$83,988	$(12,502)	$71,486	$59,716	$(11,864)	$47,852

Amortization expense totaled $1.0 million and $0.7 million for the three months ended April 3, 2021 and March 28, 2020, respectively. The estimated amortization expense for the intangible assets for each of the five years subsequent to April 3, 2021 is as follows:

2021 (nine months)	$3,023
2022	4,091
2023	3,904
2024	3,809
2025	3,765
2026	3,620
Thereafter	49,274
Total	$71,486
In the first quarter of 2021, as part of the Company's strategy to rationalize assets, the Company sold a business in the East segment, resulting in cash proceeds of $33.1 million and a total gain on disposition of $15.7 million.

3. REVENUE RECOGNITION

We derive our revenue predominantly by selling construction materials, products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mix concrete, asphalt paving mix and concrete products. Paving and related service revenue is generated primarily from the asphalt paving services that we provide.

Revenue by product for the three months ended April 3, 2021 and March 28, 2020 is as follows:

	Three months ended
	April 3, 2021	March 28, 2020
Revenue by product*:
Aggregates	$117,388	$96,161
Cement	38,139	32,863
Ready-mix concrete	158,233	141,704
Asphalt	28,375	23,206
Paving and related services	43,215	33,426
Other	42,494	39,830
Total revenue	$427,844	$367,190
*Revenue from liquid asphalt terminals is included in asphalt revenue.

Accounts receivable, net consisted of the following as of April 3, 2021 and January 2, 2021:

	April 3, 2021	January 2, 2021
Trade accounts receivable	$212,825	$191,871
Construction contract receivables	24,795	47,179
Retention receivables	15,080	18,824
Receivables from related parties	1,569	1,339
Accounts receivable	254,269	259,213
Less: Allowance for doubtful accounts	(4,211)	(4,517)
Accounts receivable, net	$250,058	$254,696

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

4. INVENTORIES

Inventories consisted of the following as of April 3, 2021 and January 2, 2021:

	April 3, 2021	January 2, 2021
Aggregate stockpiles	$137,595	$137,938
Finished goods	39,331	32,993
Work in process	7,186	9,281
Raw materials	26,822	20,096
Total	$210,934	$200,308

5. ACCRUED EXPENSES

Accrued expenses consisted of the following as of April 3, 2021 and January 2, 2021:

	April 3, 2021	January 2, 2021
Interest	$14,292	$21,860
Payroll and benefits	25,459	46,026
Finance lease obligations	21,271	24,601
Insurance	20,083	18,355
Non-income taxes	18,796	15,900
Deferred asset purchase payments	3,788	9,749
Professional fees	1,006	828
Other (1)	25,873	23,482
Total	$130,568	$160,801
_______________________________________________________________________
(1) Consists primarily of current portion of asset retirement obligations and miscellaneous accruals.

6. DEBT

Debt consisted of the following as of April 3, 2021 and January 2, 2021:

	April 3, 2021	January 2, 2021
Term Loan, due 2024:
$614.7 million and $616.3 million, net of $0.8 million and $0.9 million discount at April 3, 2021 and January 2, 2021, respectively	$613,894	$615,425
5 1/8% Senior Notes, due 2025	300,000	300,000
6 1/2% Senior Notes, due 2027	300,000	300,000
5 1/4% Senior Notes, due 2029	700,000	700,000
Total	1,913,894	1,915,425
Current portion of long-term debt	6,354	6,354
Long-term debt	$1,907,540	$1,909,071

The contractual payments of long-term debt, including current maturities, for the five years subsequent to April 3, 2021, are as follows:

2021 (nine months)	$4,765
2022	6,353
2023	6,354
2024	597,253
2025	300,000
2026	—
Thereafter	1,000,000
Total	1,914,725
Less: Original issue net discount	(831)
Less: Capitalized loan costs	(16,018)
Total debt	$1,897,876

Senior Notes—On August 11, 2020, Summit LLC and Summit Finance (together, the “Issuers”) issued $700.0 million in aggregate principal amount of 5.250% senior notes due January 15, 2029 (the “2029 Notes”). The 2029 Notes were issued at 100.0% of their par value with proceeds of $690.4 million, net of related fees and expenses. The 2029 Notes were issued under an indenture dated August 11, 2020 (the "2020 Indenture"). The 2020 Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2020 Indenture also contains customary events of default. Interest on the 2029 Notes is payable semi-annually on January 15 and July 15 of each year commencing on January 15, 2021.

On March 15, 2019, the Issuers issued $300.0 million in aggregate principal amount of 6.500% senior notes due March 15, 2027 (the “2027 Notes”). The 2027 Notes were issued at 100.0% of their par value with proceeds of $296.3 million, net of related fees and expenses. The 2027 Notes were issued under an indenture dated March 25, 2019, the terms of which are generally consistent with the 2020 Indenture. Interest on the 2027 Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 2019.

In 2017, the Issuers issued $300.0 million of 5.125% senior notes due June 1, 2025 (the “2025 Notes”). The 2025 Notes were issued at 100.0% of their par value with proceeds of $295.4 million, net of related fees and expenses. The 2025 Notes were issued under an indenture dated June 1, 2017, the terms of which are generally consistent with the 2020 Indenture. Interest on the 2025 Notes is payable semi-annually on June 1 and December 1 of each year commencing on December 1, 2017.

As of April 3, 2021 and January 2, 2021, the Company was in compliance with all financial covenants under the applicable indentures.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $345.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of the refinanced aggregate amount of term debt are due on the last business day of each March, June, September and December commencing with the March 2018 payment. The unpaid principal balance is due in full on the maturity date, which is November 21, 2024.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.00% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.00% for LIBOR rate loans. The maturity date with respect to revolving credit commitments under the revolving credit facility is February 25, 2024.

There were no outstanding borrowings under the revolving credit facility as of April 3, 2021 and January 2, 2021, with borrowing capacity of $329.1 million remaining as of April 3, 2021, which is net of $15.9 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects, large leases, workers compensation claims and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of April 3, 2021 and January 2, 2021, Summit LLC was in compliance with all financial covenants.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

The following table presents the activity for the deferred financing fees for the three months ended April 3, 2021 and March 28, 2020:

Deferred financing fees
Balance—January 2, 2021	$18,367
Amortization	(836)
Balance—April 3, 2021	$17,531

Balance - December 28, 2019	$15,436
Amortization	(833)
Balance - March 28, 2020	$14,603

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC Bank Canada for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.3 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of April 3, 2021 or January 2, 2021.

7. INCOME TAXES

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal, state and Canadian income tax returns due to their status as taxable entities in the respective jurisdiction. The effective income tax rate for the C Corporations differs from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) state income taxes and the effect of graduated tax rates and (3) various other items, such as limitations on meals and entertainment and other costs. The effective income tax rate for the Canadian subsidiary is not significantly different from its historical effective tax rate.

No material interest or penalties were recognized in income tax expense during the three months ended April 3, 2021 and March 28, 2020. We recognized uncertain tax benefits in the three months ended March 28, 2020 related to the passage of the Coronavirus Aid, Relief and Economic Stability Act (“CARES Act”) on March 25, 2020.

8. MEMBERS’ INTEREST

Accumulated other comprehensive income (loss) —The changes in each component of accumulated other comprehensive income (loss) consisted of the following:

			Accumulated
		Foreign currency	other
	Change in	translation	comprehensive
	retirement plans	adjustments	(loss) income
Balance — January 2, 2021	$(8,546)	$(10,037)	$(18,583)
Foreign currency translation adjustment	—	2,126	2,126
Balance — April 3, 2021	$(8,546)	$(7,911)	$(16,457)

Balance — December 28, 2019	$(6,317)	$(14,654)	$(20,971)
Foreign currency translation adjustment	—	(8,359)	(8,359)
Balance — March 28, 2020	$(6,317)	$(23,013)	$(29,330)

9. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Three months ended
	April 3, 2021	March 28, 2020
Cash payments:
Interest	$29,476	$36,310
Payments (refunds) for income taxes, net	2,312	(298)
Operating cash payments on operating leases	2,928	2,948
Operating cash payments on finance leases	655	794
Finance cash payments on finance leases	5,834	3,883
Non cash financing activities:
Right of use assets obtained in exchange for operating lease obligations	$3,081	$577
Right of use assets obtained in exchange for finance leases obligations	588	6,267

10. LEASES

We lease construction and office equipment, distribution facilities and office space. Leases with an initial term of 12 months or less, including month to month leases, are not recorded on the balance sheet. Lease expense for short-term leases is recognized on a straight line basis over the lease term. For lease agreements we have entered into or reassessed, we combine lease and nonlease components. While we also own mineral leases for mining operations, those leases are outside the scope of Topic 842. Assets acquired under finance leases are included in property, plant and equipment.

Many of our leases include options to purchase the leased equipment. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. The components of lease expense were as follows:

	Three months ended
	April 3, 2021	March 28, 2020
Operating lease cost	$1,727	$2,607
Variable lease cost	72	57
Short-term lease cost	7,301	8,620
Financing lease cost:
Amortization of right-of-use assets	3,050	2,739
Interest on lease liabilities	657	771
Total lease cost	$12,807	$14,794

	April 3, 2021	January 2, 2021
Supplemental balance sheet information related to leases:
Operating leases:
Operating lease right-of-use assets	$28,796	$28,543

Current operating lease liabilities	$7,480	$8,188
Noncurrent operating lease liabilities	22,246	21,500
Total operating lease liabilities	$29,726	$29,688
Finance leases:
Property and equipment, gross	$83,072	$92,679
Less accumulated depreciation	(31,263)	(32,828)
Property and equipment, net	$51,809	$59,851

Current finance lease liabilities	$21,271	$24,601
Long-term finance lease liabilities	25,718	31,727
Total finance lease liabilities	$46,989	$56,328

Weighted average remaining lease term (years):
Operating leases	9.3	8.7
Finance lease	2.5	2.4

Weighted average discount rate:
Operating leases	5.2%	5.3%
Finance lease	5.2%	5.2%

Maturities of lease liabilities were as follows:
	Operating Leases	Finance Leases
2021 (nine months)	$6,427	$16,259
2022	6,785	18,777
2023	5,101	7,352
2024	3,167	3,207
2025	2,224	2,580
2026	1,508	988
Thereafter	12,880	1,843
Total lease payments	38,092	51,006
Less imputed interest	(8,366)	(4,017)
Present value of lease payments	$29,726	$46,989

11. COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on the Company’s consolidated financial position, results of operations or liquidity. The Company records legal fees as incurred.

In March 2018, we were notified of an investigation by the Canadian Competition Bureau (the “CCB”) into pricing practices by certain asphalt paving contractors in British Columbia, including Winvan Paving, Ltd. (“Winvan”). We believe the investigation is focused on time periods prior to our April 2017 acquisition of Winvan and we are cooperating with the CCB. Although we currently do not believe this matter will have a material adverse effect on our business, financial condition or results of operations, we are currently not able to predict the ultimate outcome or cost of the investigation.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

The Company has asset retirement obligations arising from regulatory and contractual requirements to perform reclamation activities at the time certain quarries and landfills are closed. As of April 3, 2021 and January 2, 2021, $32.0 million and $33.6 million, respectively, were included in other noncurrent liabilities on the consolidated balance sheets and $11.5 million and $10.0 million, respectively, were included in accrued expenses for future reclamation costs. The total undiscounted anticipated costs for site reclamation as of April 3, 2021 and January 2, 2021 were $110.5 million and $112.8 million, respectively.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

12. FAIR VALUE

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The fair value of contingent consideration as of April 3, 2021 and January 2, 2021 was:

	April 3, 2021	January 2, 2021
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$654	$654
Acquisition-related liabilities and Other noncurrent liabilities:
Contingent consideration	$1,120	$1,209

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and a 9.5% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. There were no material valuation adjustments to contingent consideration as of April 3, 2021 and March 28, 2020.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of April 3, 2021 and January 2, 2021 was:

	April 3, 2021		January 2, 2021
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 1
Long-term debt(1)	$1,960,901	$1,913,894	$1,971,087	$1,915,425
Level 3
Current portion of deferred consideration and noncompete obligations(2)	12,718	12,718	7,173	7,173
Long term portion of deferred consideration and noncompete obligations(3)	29,895	29,895	11,037	11,037
(1)$6.4 million was included in current portion of debt as of April 3, 2021 and January 2, 2021.
(2)Included in current portion of acquisition-related liabilities on the consolidated balance sheets.
(3)Included in acquisition-related liabilities on the consolidated balance sheets.

The fair value of debt was determined based on observable, or Level 2, inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

13. SEGMENT INFORMATION

The Company has three operating segments: West, East and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure.

The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, our Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of the Company’s segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from operations before interest, taxes, depreciation, depletion, amortization, accretion and share-based compensation, as well as various other non-recurring, non-cash amounts. Beginning with the first quarter of 2021, the Company no longer adjusts for transaction costs, as those costs are recurring cash payments, and are included in general and administrative expenses.

The West and East segments have several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of April 3, 2021 and January 2, 2021 and for the three months ended April 3, 2021 and March 28, 2020:

	Three months ended
	April 3, 2021	March 28, 2020
Revenue*:
West	$251,133	$196,225
East	136,042	133,040
Cement	40,669	37,925
Total revenue	$427,844	$367,190
*Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	Three months ended
	April 3, 2021	March 28, 2020
	2021	2020
Loss from operations before taxes	$(28,626)	$(69,509)
Interest expense	24,124	27,700
Depreciation, depletion and amortization	55,570	51,201
Accretion	766	577
Gain on sale of business	(15,668)	—
Non-cash compensation	5,363	4,905
Other	205	787
Total Adjusted EBITDA	$41,734	$15,661

Total Adjusted EBITDA by Segment:
West	$40,648	$22,468
East	11,745	9,573
Cement	2,499	(7,561)
Corporate and other	(13,158)	(8,819)
Total Adjusted EBITDA	$41,734	$15,661

	Three months ended
	April 3, 2021	March 28, 2020
Purchases of property, plant and equipment
West	$34,068	$18,896
East	33,202	37,081
Cement	2,273	5,399
Total reportable segments	69,543	61,376
Corporate and other	214	453
Total purchases of property, plant and equipment	$69,757	$61,829

	Three months ended
	April 3, 2021	March 28, 2020
Depreciation, depletion, amortization and accretion:
West	$25,140	$21,800
East	21,943	21,096
Cement	8,149	7,893
Total reportable segments	55,232	50,789
Corporate and other	1,104	989
Total depreciation, depletion, amortization and accretion	$56,336	$51,778

	April 3, 2021	January 2, 2021
Total assets:
West	$1,593,869	$1,503,382
East	1,300,877	1,303,742
Cement	852,697	850,835
Total reportable segments	3,747,443	3,657,959
Corporate and other	364,249	419,175
Total	$4,111,692	$4,077,134

14. GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Finance Corp. does not and will not have any assets or operations other than as may be incidental to its activities as a co-issuer of the Senior Notes and other indebtedness. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantors in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Guarantors and the Non-Guarantors.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the Guarantors or Non-Guarantors operated as independent entities.

Condensed Consolidating Balance Sheets
April 3, 2021

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$345,936	$4,396	$12,027	$(2,618)	$359,741
Accounts receivable, net	—	229,444	20,827	(213)	250,058
Intercompany receivables	394,071	1,306,790	—	(1,700,861)	—
Cost and estimated earnings in excess of billings	—	15,818	1,306	—	17,124
Inventories	—	204,039	6,895	—	210,934
Other current assets	2,885	15,160	2,533	—	20,578
Total current assets	742,892	1,775,647	43,588	(1,703,692)	858,435
Property, plant and equipment, net	8,521	1,796,487	92,109	—	1,897,117
Goodwill	—	1,141,412	61,014	—	1,202,426
Intangible assets, net	—	66,362	5,124	—	71,486
Operating lease right-of-use assets	2,434	22,358	4,004	—	28,796
Other assets	4,050,562	208,521	524	(4,206,175)	53,432
Total assets	$4,804,409	$5,010,787	$206,363	$(5,909,867)	$4,111,692
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$6,354	$—	$—	$—	$6,354
Current portion of acquisition-related liabilities	—	13,372	—	—	13,372
Accounts payable	3,412	137,018	10,637	(213)	150,854
Accrued expenses	44,914	85,627	2,645	(2,618)	130,568
Current operating lease liabilities	931	5,932	617	—	7,480
Intercompany payables	1,194,001	500,244	6,616	(1,700,861)	—
Billings in excess of costs and estimated earnings	—	13,350	580	—	13,930
Total current liabilities	1,249,612	755,543	21,095	(1,703,692)	322,558
Long-term debt	1,891,522	—	—	—	1,891,522
Acquisition-related liabilities	—	31,015	—	—	31,015
Noncurrent operating lease liabilities	2,327	16,759	3,160	—	22,246
Other noncurrent liabilities	5,477	229,622	118,202	(164,421)	188,880
Total liabilities	3,148,938	1,032,939	142,457	(1,868,113)	2,456,221
Total members' interest	1,655,471	3,977,848	63,906	(4,041,754)	1,655,471
Total liabilities and members' interest	$4,804,409	$5,010,787	$206,363	$(5,909,867)	$4,111,692

Condensed Consolidating Balance Sheets
January 2, 2021

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$401,074	$10,287	$10,461	$(3,641)	$418,181
Accounts receivable, net	4	230,199	24,384	109	254,696
Intercompany receivables	404,459	1,303,293	—	(1,707,752)	—
Cost and estimated earnings in excess of billings	—	7,504	1,162	—	8,666
Inventories	—	193,417	6,891	—	200,308
Other current assets	2,840	6,797	1,791	—	11,428
Total current assets	808,377	1,751,497	44,689	(1,711,284)	893,279
Property, plant and equipment, net	9,410	1,746,045	94,714	—	1,850,169
Goodwill	—	1,142,083	60,208	—	1,202,291
Intangible assets, net	—	47,852	—	—	47,852
Operating lease right-of-use assets	2,615	21,880	4,048	—	28,543
Other assets	4,022,729	207,699	493	(4,175,921)	55,000
Total assets	$4,843,131	$4,917,056	$204,152	$(5,887,205)	$4,077,134
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$6,354	$—	$—	$—	$6,354
Current portion of acquisition-related liabilities	—	7,827	—	—	7,827
Accounts payable	3,889	108,805	8,619	109	121,422
Accrued expenses	54,108	106,320	4,014	(3,641)	160,801
Current operating lease liabilities	913	6,114	1,161	—	8,188
Intercompany payables	1,215,043	485,401	7,308	(1,707,752)	—
Billings in excess of costs and estimated earnings	—	15,508	991	—	16,499
Total current liabilities	1,280,307	729,975	22,093	(1,711,284)	321,091
Long-term debt	1,892,347	—	—	—	1,892,347
Acquisition-related liabilities	—	12,246	—	—	12,246
Noncurrent operating lease liabilities	2,567	16,062	2,871	—	21,500
Other noncurrent liabilities	5,142	208,540	117,921	(164,421)	167,182
Total liabilities	3,180,363	966,823	142,885	(1,875,705)	2,414,366
Total members' interest	1,662,768	3,950,233	61,267	(4,011,500)	1,662,768
Total liabilities and members' interest	$4,843,131	$4,917,056	$204,152	$(5,887,205)	$4,077,134

Condensed Consolidating Statements of Operations
For the three months ended April 3, 2021

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$407,301	$22,811	$(2,268)	$427,844
Cost of revenue (excluding items shown separately below)	—	331,844	17,118	(2,268)	346,694
General and administrative expenses	18,591	29,849	1,433	—	49,873
Depreciation, depletion, amortization and accretion	1,104	52,566	2,666	—	56,336
Operating (loss) income	(19,695)	(6,958)	1,594	—	(25,059)
Other income, net	(25,560)	(4,337)	(481)	25,489	(4,889)
Interest expense (income)	33,291	(10,543)	1,376	—	24,124
Gain on sale of business	—	(15,668)	—	—	(15,668)
(Loss) income from operation before taxes	(27,426)	23,590	699	(25,489)	(28,626)
Income tax expense (benefit)	364	(1,385)	185	—	(836)
Net (loss) income attributable to Summit LLC	$(27,790)	$24,975	$514	$(25,489)	$(27,790)
Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(25,664)	$24,975	$(1,612)	$(23,363)	$(25,664)

Condensed Consolidating Statements of Operations
For the three months ended March 28, 2020

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$354,330	$16,193	$(3,333)	$367,190
Cost of revenue (excluding items shown separately below)	—	308,110	12,586	(3,333)	317,363
General and administrative expenses	13,830	24,209	1,730	—	39,769
Depreciation, depletion, amortization and accretion	989	49,473	1,316	—	51,778
Operating (loss) income	(14,819)	(27,462)	561	—	(41,720)
Other loss (income), net	15,292	(306)	1,171	(16,068)	89
Interest expense (income)	33,214	(6,714)	1,200	—	27,700
Loss from operation before taxes	(63,325)	(20,442)	(1,810)	16,068	(69,509)
Income tax expense (benefit)	300	(5,717)	(467)	—	(5,884)
Net loss attributable to Summit LLC	$(63,625)	$(14,725)	$(1,343)	$16,068	$(63,625)
Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(71,984)	$(14,725)	$7,016	$7,709	$(71,984)

Condensed Consolidating Statements of Cash Flows
For the three months ended April 3, 2021

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(44,988)	$18,590	$5,080	$—	$(21,318)
Cash flow from investing activities:
Purchase of property, plant and equipment	(215)	(67,795)	(1,747)	—	(69,757)
Proceeds from the sale of property, plant, and equipment	—	2,457	206	—	2,663
Proceeds from the sale of a business	—	33,077	—	—	33,077
Other	—	(483)	—	—	(483)
Net cash used for investing activities	(215)	(32,744)	(1,541)	—	(34,500)
Cash flow from financing activities:
Proceeds from investment by member	15,920	—	—	—	15,920
Loans received from and payments made on loans from other Summit Companies	(21,350)	22,390	(2,063)	1,023	—
Payments on long-term debt	(1,589)	(8,531)	(50)	—	(10,170)
Payments on acquisition-related liabilities	—	(5,596)	—	—	(5,596)
Distributions from partnership	(2,500)	—	—	—	(2,500)
Other	(416)	—	—	—	(416)
Net cash (used in) provided by financing activities	(9,935)	8,263	(2,113)	1,023	(2,762)
Impact of cash on foreign currency	—	—	140	—	140
Net (decrease) increase in cash	(55,138)	(5,891)	1,566	1,023	(58,440)
Cash — Beginning of period	401,074	10,287	10,461	(3,641)	418,181
Cash — End of period	$345,936	$4,396	$12,027	$(2,618)	$359,741

Condensed Consolidating Statements of Cash Flows
For the three months ended March 28, 2020

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(51,401)	$10,349	$2,121	$—	$(38,931)
Cash flow from investing activities:
Purchase of property, plant and equipment	(454)	(60,423)	(952)	—	(61,829)
Proceeds from the sale of property, plant, and equipment	—	3,140	20	—	3,160
Other	—	1,801	—	—	1,801
Net cash used for investing activities	(454)	(55,482)	(932)	—	(56,868)
Cash flow from financing activities:
Proceeds from investment by member	310	—	—	—	310
Loans received from and payments made on loans from other Summit Companies	(55,225)	52,247	188	2,790	—
Payments on long-term debt	(1,588)	(3,856)	(49)	—	(5,493)
Payments on acquisition-related liabilities	—	(7,015)	—	—	(7,015)
Distributions from partnership	(2,500)	—	—	—	(2,500)
Other	(822)	(86)	—	—	(908)
Net cash (used in) provided by financing activities	(59,825)	41,290	139	2,790	(15,606)
Impact of cash on foreign currency	—	—	(800)	—	(800)
Net (decrease) increase in cash	(111,680)	(3,843)	528	2,790	(112,205)
Cash — Beginning of period	302,474	5,488	9,834	(6,477)	311,319
Cash — End of period	$190,794	$1,645	$10,362	$(3,687)	$199,114